                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                               (AMENDMENT NO. 3)*

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                                XATA CORPORATION
                              --------------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   983882 30 9
                                ----------------
                                 (CUSIP Number)

                                 JAMES E. HEERIN
                   JOHN DEERE SPECIAL TECHNOLOGIES GROUP, INC.
                             300 GRIMES BRIDGE ROAD
                             ROSWELL, GEORGIA 30075
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JULY 5, 2001
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. /_/

         NOTE. Six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

-----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1034 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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CUSIP No. 983882 30 9                13D                      Page 2 of 7 Pages
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--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         JOHN DEERE SPECIAL TECHNOLOGIES GROUP, INC.

--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /x/ (1)
                                                                  (b) / / (2)

--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         WC
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                           / / (3)
--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF SHARES BENE-       7    SOLE VOTING POWER
FICIALLY OWNED BY EACH
REPORTING PERSON WITH             2,144,060
                           -----------------------------------------------------
                             8    SHARED VOTING POWER

                           -----------------------------------------------------
                             9    SOLE DISPOSITIVE POWER
                                  2,144,060
                           -----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,144,060
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                 / / (4)

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       31.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       CO
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS

--------------------------------------------------------------------------------
CUSIP No.  983882 30 9                13D                     Page 3 of 7 Pages
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      DEERE & COMPANY

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /x/ (5)
                                                                  (b) / / (6)

--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                                 / /  (7)
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
NUMBER OF SHARES BENE-       7    SOLE VOTING POWER
FICIALLY OWNED BY EACH
REPORTING PERSON WITH             2,144,060(1)
                            ----------------------------------------------------
                             8    SHARED VOTING POWER

                            ----------------------------------------------------
                             9    SOLE DISPOSITIVE POWER
                                  2,144,060(1)
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,144,060(1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                  / / (8)

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      31.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------
(1) CONSISTS OF 2,144,060 SHARES OWNED BY JOHN DEERE SPECIAL TECHNOLOGY GROUP, INC., A WHOLLY-OWNED SUBSIDIARY OF DEERE & COMPANY.
*SEE INSTRUCTIONS

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CUSIP No.  983882 30 9               13D                     Page 4 of 7 Pages
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         This Amendment No. 3 (this "Third Amendment") amends and supplements the Schedule 13D filed jointly on September 11, 2000 by John Deere Special Technologies Group, Inc., a Delaware corporation ("JDSTG"), and Deere & Company, a Delaware corporation ("Deere"), with respect to common stock, $.01 par value (the "Common Stock") of XATA Corporation, a Minnesota corporation (the "Issuer"), as amended by the Amendment No. 1 to Schedule 13D filed jointly on November 9, 2000, as further amended by the Amendment No. 2 to Schedule 13D filed jointly on January 10, 2001. All capitalized terms used in this Third Amendment and not otherwise defined herein have the meaning ascribed to such terms in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         On August 31, 2000, JDSTG purchased 630,000 shares of Common Stock of the Issuer, pursuant to a Stock Purchase Agreement between JDSTG and the Issuer, and purchased 200,000 shares of Common Stock of the Issuer pursuant to a Selling Stockholder Agreement between JDSTG and XATA Investment Partners, LLC (the "Selling Stockholder"). The source of funds used to purchase such shares of Common Stock of the Issuer was working capital of JDSTG.

         On July 5, 2001, JDSTG purchased an additional 1,314,060 shares of Common Stock of the Issuer, pursuant to the Stock Purchase Agreement between JDSTG and the Issuer. The source of funds used to purchase such shares of Common Stock of the Issuer was working capital of JDSTG.

ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         JDSTG purchased its equity interest in the Issuer as a strategic investment in onboard technology for the transportation industry.

         Pursuant to a Stock Purchase Agreement dated as of August 30, 2000, by and between JDSTG and the Issuer (the "Stock Purchase Agreement"), as amended by Amendment No. 1 to Stock Purchase Agreement dated as of October 31, 2000, by and between JDSTG and the Issuer (the "Amendment to Stock Purchase Agreement"), JDSTG purchased 630,000 newly issued shares of Common Stock. Pursuant to a Selling Stockholder Agreement dated as of August 30, 2000, by and between JDSTG and XATA Investment Partners, LLC (the "Selling Stockholder Agreement"), JDSTG purchased 200,000 shares of Common Stock from the Selling Stockholder. Pursuant to the Stock Purchase Agreement and the Amendment to Stock Purchase Agreement, if certain conditions were satisfied, including shareholder approval of the issuance of additional shares, satisfactory completion of due diligence by JDSTG, and successful beta testing of one of the Issuer's products, JDSTG would purchase an additional 1,314,060 shares of Common Stock on or prior to December 31, 2000 or such other date as the parties may agree (the "2nd Closing"). JDSTG also has an option, exercisable at any time prior to December 31, 2002, to purchase up to 1,202,940 shares of Common Stock (the "Share Option"). In addition, JDSTG has an option, exercisable between August 1, 2001 and August 1, 2002, to convert a currently outstanding promissory note from the Issuer to JDSTG into shares of Common Stock of the Issuer. JDSTG has also been granted certain registration rights pursuant to a Registration Rights Agreement dated as of August 30, 2000, between JDSTG and the Issuer, which is filed as Exhibit 3 hereto and incorporated herein by reference.

         The descriptions of the Stock Purchase Agreement, the Amendment to Stock Purchase Agreement and the Selling Stockholder Agreement throughout this
Schedule 13D are qualified in their entirety by reference to the copies of such Stock Purchase Agreement, Amendment to Stock Purchase Agreement and Selling Stockholder Agreement, respectively, which are filed as Exhibits 1, 5 and 2 hereto and are incorporated herein by reference.

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CUSIP No.  983882 30 9              13D                       Page 5 of 7 Pages
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         In accordance with the provisions of the Stock Purchase Agreement, effective August 31, 2000, Dennis R. Johnson resigned from the Board of Directors of the Issuer. Two JDSTG nominees, Charles R. Stamp, Jr., and Barry Batcheller, were appointed to fill the resulting vacancy and an existing vacancy in the Board of Directors of the Issuer. In accordance with the provisions of the Amendment to Stock Purchase Agreement, if JDSTG exercises the Share Option in full, as described above, JDSTG will have the right to designate one more member to serve on the Board of Directors of the Issuer.

         The Board of Directors of the Issuer approved an amendment to the Issuer's Articles of Incorporation increasing the number of authorized shares of Common Stock and removing the reservation of voting rights solely to Common Stock and recommended the amendment to the shareholders for approval. The shareholders of the Issuer approved this amendment at a Special Meeting of Shareholders of the Issuer held on November 30, 2000 (the "Special Meeting"), and the amendment to the Issuer's Articles of Incorporation was filed on December 6, 2000. At the Special Meeting the shareholders of the Issuer also approved the purchase by JDSTG of up to 3,600,000 shares of Common Stock of the Issuer. The increase in the number of authorized shares of Common Stock and the approval of the share purchase by JDSTG were necessary to effectuate, and were a condition to, the 2nd Closing.

         On December 28, 2000, JDSTG and the Issuer entered into a Side Agreement (the "Side Agreement") whereby the parties agreed that the 2nd Closing shall occur pursuant to, and subject to the conditions provided in, the Stock Purchase Agreement, as amended by the Amendment to the Stock Purchase Agreement, no later than September 30, 2001, and that this extension of the 2nd Closing constitutes an agreement by the parties to extend the deadline for termination of the Stock Purchase Agreement to September 30, 2001.

         The description of the Side Agreement throughout this Schedule 13D is qualified in its entirety by reference to the copy of such Side Agreement which is filed as Exhibit 6 hereto and is incorporated herein by reference.

         Pursuant to the Stock Purchase Agreement, as amended by the Amendment to Stock Purchase Agreement, and the Side Agreement, JDSTG purchased 1,314,060 shares of Common Stock of the Issuer in the 2nd Closing on July 5, 2001.

         Other than as described above, JDSTG may, from time to time, review its investment position in the Issuer and may, depending on market and other conditions, desire to increase or decrease such investment position. Pursuant to the Stock Purchase Agreement, for a period of one year from the date of the Stock Purchase Agreement, JDSTG must obtain the prior approval of the Issuer's Board of Directors in order to purchase additional shares of the Issuer.

                  Other than as described above, neither JDSTG nor Deere has any current plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D form. JDSTG and Deere reserve the right to develop such plans or proposals in the future.

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CUSIP No.  983882 30 9                 13D                    Page 6 of 7 Pages
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety as follows:

         The aggregate number of shares to which this Schedule 13D relates is 2,144,060 shares, representing 31.1% of the 6,893,351 outstanding shares of the Common Stock of the Issuer.

         JDSTG is a wholly-owned subsidiary of Deere & Company (NYSE symbol "DE"). Deere & Company does not directly beneficially own any shares of the Issuer.

         Other than the transactions described above, no transactions in the shares of Common Stock of the Issuer have been effected by JDSTG or Deere or, to JDSTG's knowledge or Deere's knowledge, by any of the executive officers and directors of JDSTG or Deere named in Schedule I and Schedule II to this Schedule 13D, respectively, during the past 60 days.

         To JDSTG's knowledge and to Deere's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended and restated in its entirety as follows:

         Exhibit 1: Stock Purchase Agreement, dated as of August 30, 2000, by and between John Deere Special Technologies Group, Inc., and XATA Corporation (incorporated herein by reference to the Schedule 13D filed on September 11, 2000).

         Exhibit  2: Selling Stockholder Agreement, dated as of August 30, 2000, by and between John Deere Special Technologies Group, Inc., and XATA Investment Partners, LLC (incorporated herein by reference to the Schedule 13D filed on September 11, 2000).

         Exhibit  3: Registration Rights Agreement, dated as of August 30, 2000, by and between John Deere Special Technologies Group, Inc. and XATA Corporation (incorporated herein by reference to the Schedule 13D filed on September 11, 2000).

         Exhibit  4: Joint Filing Agreement, dated as of September 8, 2000, by and between John Deere Special Technologies Group, Inc. and Deere & Company (incorporated herein by reference to the Schedule 13D filed on September 11, 2000).

         Exhibit  5: Amendment No. 1 to Stock Purchase Agreement, dated as of
                     October 31, 2000, by and between John Deere Special Technologies Group, Inc., and XATA Corporation (incorporated herein by reference to the Amendment No. 1 to Schedule 13D filed on November 9, 2000).

         Exhibit  6: Side Agreement, dated as of December 28, 2000, by and between John Deere Special Technologies Group, Inc., and XATA Corporation (incorporated herein by reference to the Amendment No. 2 to Schedule 13D filed on January 10, 2001).

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CUSIP No.  983882 30 9               13D                      Page 7 of 7 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  July 5, 2001


                                  JOHN DEERE SPECIAL TECHNOLOGIES GROUP, INC.

                                  By: /s/ James E. Heerin
                                     -------------------------------------------
                                  Name:  James E. Heerin
                                  Title: Vice President


                                  DEERE & COMPANY

                                  By:  /s/ Charles R. Stamp
                                      ------------------------------------------
                                  Name:  Charles R. Stamp
                                  Title: Vice President